                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K
                                 ANNUAL REPORT
                       Pursuant to Section 15(d) of the
                      Securities and Exchange Act of 1934



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended     December 31, 1998
                                ------------------------


                                      OR


[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to ______________

     Commission file number   0-3658

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                   The First American Financial Corporation
                              401(k) Savings Plan

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                   The First American Financial Corporation
                             114 East Fifth Street
                         Santa Ana, California 92701

The First American Financial Corporation
401(k) Savings Plan

Index                                                                                  Page
-----                                                                                  ----
Consent of Independent Accountants                                                        3

Signatures                                                                                4

Report of Independent Accountants                                                         6

Financial Statements:

   Statement of Net Assets Available for Benefits with Fund Information                   7
    as of December 31, 1998

   Statement of Net Assets Available for Benefits with Fund Information                   8
    as of December 31, 1997

   Statement of Changes in Net Assets Available for Benefits with Fund Information        9
    for the Year Ended December 31, 1998

   Statement of Changes in Net Assets Available for Benefits with Fund Information       10
    for the Year Ended December 31, 1997

   Notes to Financial Statements                                                         11

Supplemental Schedules:

   Line 27a - Schedule of Assets Held for Investment Purposes                            16
    as of December 31, 1998

   Line 27d - Schedule of Reportable Transactions                                        17
    for the Year Ended December 31, 1998

                      CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-32871) of The First American Financial Corporation of our report dated June 16, 1999 relating to the financial statements of The First American Financial Corporation 401(k) Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Newport Beach, California
June 22, 1999

SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              The First American Financial Corporation
                              401(k) Savings Plan


Date: June 30, 1999           By: /s/ Thomas A. Klemens
                              ----------------------------------------

The First American Financial Corporation
401(k) Savings Plan
Report on Audited Financial Statements
and Supplemental Schedules
As of December 31, 1998 and 1997 and
For the Years Ended December 31, 1998 and 1997

                       Report of Independent Accountants

To the Participants and Administrator of The First American Financial Corporation 401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The First American Financial Corporation 401(k) Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in the net assets available for benefits for the years ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Line 27a-Schedule of Assets Held for Investment Purposes and Line 27d-Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Newport Beach, California
June 16, 1999

The First American Financial Corporation
401(K) Savings Plan

Statement of Net Assets Available for Benefits with Funds Information
As of December 31, 1998
-------------------------------------------------------------------------------

                                                                           Fund Information
                                                --------------------------------------------------------------------
                                                  Company        International     Small or Mid-       Large Cap
                                                   Stock             Stock           Cap Stock           Stock
                                                    Fund              Fund              Fund              Fund
                                                --------------   ---------------   ---------------   ---------------
         Assets:

 Investments, at fair value                       $ 49,892,695      $ 10,126,922      $ 13,206,834      $ 28,981,835

 Cash                                                   62,757             3,583               963             1,113

 Receivables:
  Interest                                                 -                 -                 -                 -
  Dividends                                             93,244               -                 -                 -
  Participant contributions                             57,264             9,720            14,253            21,967
  Employer contributions                             3,809,737         1,208,391         1,793,420         2,928,390
                                                --------------   ---------------   ---------------   ---------------

       Total receivables                             3,960,245         1,218,111         1,807,673         2,950,357
                                                --------------   ---------------   ---------------   ---------------

       Total assets                                 53,915,697        11,348,616        15,015,470        31,933,305

   Liabilities:

 Administrative expenses payable                        62,724             4,562             2,974             6,527
                                                --------------   ---------------   ---------------   ---------------

       Total liabilities                                62,724             4,562             2,974             6,527
                                                --------------   ---------------   ---------------   ---------------

       Net assets available for benefits          $ 53,852,973      $ 11,344,054      $ 15,012,496      $ 31,926,778
                                                ==============   ===============   ===============   ===============

                                                --------------------------------
                                                                      Money
                                                       Bond           Market
                                                       Fund            Fund              Total
                                                --------------   ---------------    ---------------
         Assets:

 Investments, at fair value                        $ 7,063,240      $ 10,109,284      $ 119,380,810

 Cash                                                      837             4,721             73,974

 Receivables:
  Interest                                                 -              40,787             40,787
  Dividends                                             27,762               -              121,006
  Participant contributions                              7,298             8,789            119,291
  Employer contributions                               834,617         1,297,408         11,871,963
                                                --------------   ---------------    ---------------

       Total receivables                               869,677         1,346,984         12,153,047
                                                --------------   ---------------    ---------------

       Total assets                                  7,933,754        11,460,989        131,607,831

    Liabilities:

 Administrative expenses payable                         1,591             2,278             80,656
                                                --------------   ---------------    ---------------

       Total liabilities                                 1,591             2,278             80,656
                                                --------------   ---------------    ---------------

       Net assets available for benefits           $ 7,932,163      $ 11,458,711      $ 131,527,175
                                                ==============   ===============   ================

The accompanying notes are an integral part of these financial statements.

The First American Financial Corporation
401(k) Savings Plan

Statement of Net Assets Available for Benefits with Fund Information
As of December 31, 1997
--------------------------------------------------------------------------------

                                                                                   Fund Information
                                                     ------------------------------------------------------------------------
                                                       Company     International     Small Cap      Large Cap
                                                        Stock          Stock           Stock          Stock           Bond
                                                        Fund           Fund             Fund           Fund           Fund
                                                     ------------  -------------    -----------   ------------    -----------
         Assets:

 Investments, at fair value                          $ 17,351,686     8,660,459     $ 9,376,883   $ 15,674,251    $ 4,216,550

 Cash and cash equivalents                                 16,031           863           1,801          1,712            565

 Receivables:
     Participant contributions                             85,685        78,842          79,256        121,296         45,133
     Employer contributions                               965,413       622,497         760,620      1,069,149        349,259
                                                     ------------  ------------     -----------   ------------    -----------

            Total receivables                           1,051,098       701,339         839,876      1,190,445        394,392
                                                     ------------  ------------     -----------   ------------    -----------

            Total assets                               18,418,815     9,362,661      10,218,560     16,866,408      4,611,507

         Liabilities:

 Administrative expenses payable                           18,538         8,620          10,075         15,593          5,909
                                                     ------------  ------------     -----------   ------------    -----------

            Total liabilities                              18,538         8,620          10,075         15,593          5,909
                                                     ------------  ------------     -----------   ------------    -----------

            Net assets available for benefits        $ 18,400,277   $ 9,354,041     $10,208,485   $ 16,850,815    $ 4,605,598
                                                     ============  ============     ===========   ============    ===========
                                                       ----------
                                                         Money
                                                         Market
                                                          Fund             Total
                                                       ----------      ------------
         Assets:

 Investments, at fair value                            $        -      $ 55,279,829

 Cash and cash equivalents                              6,435,598         6,456,570

 Receivables:
     Participant contributions                             62,408           472,620
     Employer contributions                               567,406         4,334,344
                                                       ----------      ------------

            Total receivables                             629,814         4,806,964
                                                       ----------      ------------
            Total assets                                7,065,412        66,543,363

         Liabilities:

 Administrative expenses payable                           10,875            69,610
                                                       ----------      ------------

            Total liabilities                              10,875            69,610
                                                       ----------      ------------

            Net assets available for benefits          $7,054,537      $ 66,473,753
                                                       ==========      ============

The accompanying notes are an integral part of these financial statements.

The First American Financial Corporation
401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits with Fund Information
For the Year Ended December 31, 1998
-----------------------------------------------------------------------------------------------------------------------------------

                                                                        Fund Information
                                       ---------------------------------------------------------------------------------------
                                         Company    International  Small or Mid-    Large Cap               Money
                                          Stock         Stock        Cap Stock        Stock      Bond       Market
                                          Fund          Fund            Fund          Fund       Fund        Fund         Total
                                       -----------  -------------  -----------   -----------  ----------  -----------  ------------
 Additions:
   Net appreciation (depreciation)
    in fair value of investments       $20,529,788  $ (1,683,034)  $(1,244,481)  $ 4,361,558  $  188,838  $         -  $ 22,152,669
   Interest income                             464             -             -             -           -      450,922       451,386
   Dividend income                         309,328     1,055,257        28,418     1,246,669     375,050            -     3,014,722
                                       -----------  ------------   -----------   -----------  ----------  -----------  ------------
        Total investment income (loss)  20,839,580      (627,777)   (1,216,063)    5,608,227     563,888      450,922    25,618,777

   Contributions:
     Participants                        7,322,040     3,042,096     4,554,398     6,594,239   1,935,264    2,706,534    26,154,571
     Employer                            6,776,040     2,382,275     3,501,712     5,584,627   1,638,826    2,505,440    22,388,920
                                       -----------  ------------   -----------   -----------  ----------  -----------  ------------
        Total contributions             14,098,080     5,424,371     8,056,110    12,178,866   3,574,090    5,211,974    48,543,491
                                       -----------  ------------   -----------   -----------  ----------  -----------  ------------
        Total additions                 34,937,660     4,796,594     6,840,047    17,787,093   4,137,978    5,662,896    74,162,268
                                       -----------  ------------   -----------   -----------  ----------  -----------  ------------

   Deductions:
     Benefits paid to participants      (3,325,315)     (933,437)   (1,031,607)   (1,812,234)   (529,548)    (913,707)   (8,545,848)
     Administrative expenses              (308,545)      (45,845)      (50,660)      (87,453)    (25,728)     (44,767)     (562,998)
                                       -----------  ------------   -----------   -----------  ----------  -----------  ------------
        Total deductions                (3,633,860)     (979,282)   (1,082,267)   (1,899,687)   (555,276)    (958,474)   (9,108,846)

   Transfers, net                        4,148,896    (1,827,299)     (953,769)     (811,443)   (256,137)    (300,248)            -
                                       -----------  ------------   -----------   -----------  ----------  -----------  ------------

        Increase in net assets          35,452,696     1,990,013     4,804,011    15,075,963   3,326,565    4,404,174    65,053,422
                                       -----------  ------------   -----------   -----------  ----------  -----------  ------------

   Net assets available for benefits:
     Beginning of year                  18,400,277     9,354,041    10,208,485    16,850,815   4,605,598    7,054,537    66,473,753
                                       -----------  ------------   -----------   -----------  ----------  -----------  ------------
     End of year                       $53,852,973  $ 11,344,054   $15,012,496   $31,926,778  $7,932,163  $11,458,711  $131,527,175
                                       ===========  ============   ===========   ===========  ==========  ===========  ============

The accompanying notes are an integral part of these financial statements.

The First American Financial Corporation
401(k) SAvings Plan

Statement of Changes in Net Assets Available for Benefits with Fund Information
For the Year Ended December 31, 1997
--------------------------------------------------------------------------------------------------------------------------------

                                                                    Fund Information
                                      -----------------------------------------------------------------------------
                                        Company   International  Small Cap    Large Cap                   Money
                                         Stock        Stock        Stock        Stock        Bond         Market
                                         Fund         Fund         Fund         Fund         Fund          Fund         Total
                                      -----------  ----------   -----------  -----------  -----------   -----------  -----------
  Additions:
   Net appreciation (depreciation)
     in fair value of investments     $ 7,289,783  $ (575,905)  $   560,659  $ 2,912,615  $    82,021   $         -  $10,269,173
   Interest income                              -           -             -            -            -       256,363      256,363
   Dividend income                        142,434     886,603       223,814      222,895      193,989             -    1,669,735
                                      -----------  ----------   -----------  -----------  -----------   -----------  -----------
        Total investment income         7,432,217     310,698       784,473    3,135,510      276,010       256,363   12,195,271

   Contributions:
     Participants                       4,079,046   3,354,980     3,952,482    5,264,756    1,695,627     2,407,107   20,753,998
     Employer                           1,388,981     921,401     1,121,989    1,550,514      542,686       911,895    6,437,466
                                      -----------  ----------   -----------  -----------  -----------   -----------  -----------
        Total contributions             5,468,027   4,276,381     5,074,471    6,815,270    2,238,313     3,319,002   27,191,464
                                      -----------  ----------   -----------  -----------  -----------   -----------  -----------
        Total additions                12,900,244   4,587,079     5,858,944    9,950,780    2,514,323     3,575,365   39,386,735
                                      -----------  ----------   -----------  -----------  -----------   -----------  -----------

   Deductions:
     Benefits paid to participants       (865,651)   (552,758)     (591,252)    (991,805)    (359,893)     (555,683)  (3,917,042)
     Administrative expenses              (71,065)    (32,223)      (31,853)     (51,680)     (18,479)      (31,405)    (236,705)
                                      -----------  ----------   -----------  -----------  -----------   -----------  -----------
        Total deductions                 (936,716)   (584,981)     (623,105)  (1,043,485)    (378,372)     (587,088)  (4,153,747)

   Transfers, net                         138,981      29,721       210,038      (76,652)    (292,325)       (9,763)           -
                                      -----------  ----------   -----------  -----------  -----------   -----------  -----------

        Increase in net assets         12,102,509   4,031,819     5,445,877    8,830,643    1,843,626     2,978,514   35,232,988
                                      -----------  ----------   -----------  -----------  -----------   -----------  -----------

   Net assets available for benefits:
     Beginning of year                  6,297,768   5,322,222     4,762,608    8,020,172    2,761,972     4,076,023   31,240,765
                                      -----------  ----------   -----------  -----------  -----------   -----------  -----------
     End of year                      $18,400,277  $9,354,041   $10,208,485  $16,850,815  $ 4,605,598   $ 7,054,537  $66,473,753
                                      ===========  ==========   ===========  ===========  ===========   ===========  ===========


The accompanying notes are an integral part of these financial statements.

The First American Financial Corporation
401(k) Savings Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

1. Description of the Plan

   The following description of The First American Financial Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General

   The Plan is a defined contribution profit sharing plan covering all U.S. employees of The First American Financial Corporation (the "Company"). An employee is eligible to participate in the Plan if the employee is at least 21 years of age and has been employed by the Company for at least 90 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   Contributions

   Participants may contribute from 1% to 12% of pretax annual compensation, as defined by the Plan. Contributions are subject to certain limitations. The Company matches 50% of the first $500 of a participant's contribution. Additional amounts may be contributed by the Company at the option of the Company's Board of Directors and are based on the pretax profitability of the Company for the year. Discretionary profit sharing contributions were $11,827,985 and $4,324,100 for the years ended December 31, 1998 and 1997, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

   Participant Accounts

   Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings and charged with administrative expenses.

   Vesting

   Participants are immediately vested in their contributions, Company's contributions plus actual earnings thereon.

   Investment options

   Upon enrollment in the Plan, a participant may direct contributions in 5% increments in any of six investment options. A brief description of the fund options is as follows:

      Money Market Fund - This fund invests in short-term cash equivalents and
      -----------------
      money market investments through the First Choice Cash Reserve Fund Institutional Class. The fund's objective is to obtain current income while preserving capital and maintaining liquidity.

      Bond Fund - This fund invests in intermediate-term U.S. government
      ---------
      securities through the T. Rowe Price U.S. Treasury Intermediate Bond Fund. The fund's objective is to preserve initial principal and accrued interest, and obtain current income.

      Large Cap Stock Fund - This fund invests in stocks of large U.S. companies
      --------------------
      through the Performance Equity Fund Institutional Class. The fund's objective is to seek returns from capital growth and dividends of stocks of larger U.S. companies.

      Small or Mid-Cap Stock Fund - This fund primarily invests in common stock
      ---------------------------
      and securities convertible into common stock of small or mid-sized capitalization companies as well as similar property through the Schroder U.S. Smaller Companies Fund. The fund's objective is to seek long-term capital growth.

The First American Financial Corporation
401(k) Savings Plan

Notes to Financial Statements, Continued:
--------------------------------------------------------------------------------

1.   Description of the Plan, Continued:

     Investment options, Continued:

          International Stock Fund - This fund invests in stocks and debt
          ------------------------
          securities of non-U.S. companies and governments through the Templeton Foreign Fund. The fund's objective is to seek long-term capital growth opportunities in non-U.S. stocks.

          Company Stock Fund - This fund invests in shares of The First American
          ------------------
          Financial Corporation common stock ("Company common stock") and such other assets, awaiting investment in Company common stock, as the plan trustee considers advisable. This is the most aggressive fund, primarily because it is the least diversified fund.

     Participants may change their investment options as of the first day of each calendar month, depending upon the completion of a form by a specified date.

     Payment of Benefits

     The Plan allows for participant withdrawals in lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw up to 70% of their account balances, as defined by the Plan in the event of financial hardship, which is determined pursuant to the provisions of the Internal Revenue Code ("IRC").

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements have been prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

     Investment Valuation and Income Recognition

     Investments in mutual funds and common stock are stated at quoted market prices (except for the Money Market Fund which is recorded at amortized cost which approximates market value). Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized on an accrual basis as earned. Gains or losses from securities' transactions are computed based on average cost.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Payment of Benefits

     Benefits are recorded when paid.

     Payment of Administrative Expenses

     The Company and the Plan share in the significant administrative expenses of the Plan. During the years ended December 31, 1998 and 1997, the Company paid $76,562 and $195,970, respectively, in administrative expenses on behalf of the plan.

     Forfeitures

     Forfeited amounts are used to reduce employer contributions. There were no forfeitures for the years ended December 31, 1998 and December 31, 1997.

The First American Financial Corporation
401(k) Savings Plan

Notes to Financial Statements, Continued:
--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies, continued:

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in the net assets available for benefits.

     Investments

     Investments as of December 31, at fair value as determined by quoted market price, are as follows:


                                                                 1998          1997
                                                                 ----          ----
     Mutual funds
     ------------
     Templeton Foreign Fund                                $ 10,126,922    $ 8,660,459
     Schroder U.S. Smaller Companies Fund                    13,206,834      9,376,883
     Performance Equity Fund Institutional Class             28,981,835     15,674,251
     T. Rowe Price U.S. Treasury Intermediate Fund            7,063,240      4,216,550
     First Choice Cash Reserve Fund Institutional Class      10,109,284              -


     Common Stock

     The First American Financial Corporation                49,892,695     17,351,686
                                                           ------------    -----------

                                                           $119,380,810    $55,279,829
                                                           ============    ===========

     Net appreciation in the fair value of investments for the year ended December 31 is as follows:

                                                                 1998          1997
                                                                 ----          ----
     Mutual funds                                          $ 1,622,881     $ 2,979,390
     Company common stock                                   20,529,788       7,289,783
                                                           -----------     -----------

                                                           $22,152,669     $10,269,173
                                                           ===========     ===========

The First American Financial Corporation
401(k)Saving Plan

Notes to Financial Statements, Continued:
--------------------------------------------------------------------------------

3.   Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be distributed to participants in accordance with the provisions of ERISA.

4.   Tax Status

  The Internal Revenue Service has determined and informed the Company by a letter dated February 11, 1997 that the Plan is designated in accordance with applicable sections of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.   Information Certified by the Plan Trustee

  First American Trust Company, a wholly owned subsidiary of the Company, acted as Trustee during 1998 and 1997. The Trustee has custody and control of Plan assets, records transactions and pays withdrawals. The Trustee has certified as complete and accurate all financial data of the Plan. Amounts included in these financial statements and supplemental schedules relating to investments (including fair values and investment transaction information), accrued interest, interest and dividend income and net appreciation (depreciation) in the fair value of investments were derived from financial data certified by the Trustee.

                             SUPPLEMENTAL SCHEDULES

The First American Financial Corporation
401(k) Savings Plan

Line 27a - Schedule of Assets Held for Investment Purposes
As of December 31, 1998
-------------------------------------------------------------------------------

Identity of Issue                                               Cost             Current Value
-----------------                                               ----             -------------
The First American Financial Corporation
 Common Stock                                             $  23,710,502         $  49,892,695

Templeton Foreign Fund                                       11,880,574            10,126,922

Schroder U.S. Small Companies Fund                           14,835,018            13,206,834

Performance Equity Fund Institutional Class                  22,998,273            28,981,835

T. Rowe Price U.S. Treasury Intermediate
 Bond Fund                                                    6,866,051             7,063,240

First Choice Cash Reserve Fund Institutiona
 Class                                                       10,109,284            10,109,284
                                                                                -------------

                                                                                $ 119,380,810
                                                                                =============

The First American Financial Corporation
401(k) Savings Plan

Line 27d - Schedule of Reportable Transactions
For the Year Ended December 31, 1998
-------------------------------------------------------------------------------

Transactions in excess of 5% of the current value of Plan assets at the beginning of the year are as follows:

Series of transactions:/(1)/

                                                               Total           Total          Total Dollar       Total Dollar
                                                              Number of       Number of          Value of           Value Of
Identity of Party Involved                                    Purchases         Sales           Purchases            Sales
--------------------------                                  -------------   -------------   -----------------  -----------------
First American Trust Company    Company Stock Fund               239                         $  17,303,324
                                                                                 231                              $ 7,820,897
First American Trust Company    International Stock Fund         267                             5,296,270
                                                                                 208                                3,225,841
First American Trust Company    Small or Mid-Cap Stock Fund      272                            21,656,450
                                                                                 232                               16,633,915
First American Trust Company    Large Cap Stock Fund             280                            12,145,919
                                                                                 251                                4,474,296
First American Trust Company    Bond Fund                        268                             3,810,654
                                                                                 208                                1,514,295
First American Trust Company    Money Market Fund                301                            14,444,421
                                                                                 231                               10,758,859


                                           Net
                                        Gain (Loss)
                                       -------------
First American Trust Company           $ 4,289,395

First American Trust Company              (199,583)

First American Trust Company               529,077

First American Trust Company               820,734

First American Trust Company                53,727

First American Trust Company                -



/(1)/Includes single transactions

The First American Financial Corporation
401(k) Savings Plan

Line 27d - Schedule of Reportable Transactions, Continued:
For the Year Ended December 31, 1998
--------------------------------------------------------------------------------

Single transactions:
                                                                Purchase        Selling         Cost Of         Net
Identity of Party Involved                                       Price           Price        Asset Sold     Gain (Loss)
                                                             -------------   -------------   -------------  ------------

First American Trust Company     Small Cap Stock Fund                        $ 13,548,442    $ 12,755,678   $  792,764
First American Trust Company     Small Cap Stock Fund        $ 13,548,263
First American Trust Company     Money Market Fund                              8,311,025       8,311,025       -
First American Trust Company     Money Market Fund              8,311,025




The current value of assets purchased or sold, at the date of purchase or sale, was equivalent to either the purchase price or sales price, respectively.